                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K


                                   (Mark One)

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1996

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from __________ to ___________.



                         Commission File Number 1-5725




A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

         Quanex Corporation Hourly Bargaining Unit Employees Savings Plan




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas  77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Quanex Corporation Hourly Bargaining Unit Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Hourly Bargaining Unit Employee Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1996 and (2) 5% reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ DELOITTE & TOUCHE LLP
-------------------------
DELOITTE & TOUCHE LLP


March 28, 1997

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                       December 31,
                                                              -----------------------------
                                                                 1996               1995
                                                              ----------         ----------
Assets:
           Investments, at fair value -
           Mutual fund assets:
                Fidelity Puritan Fund                         $1,268,634         $  835,000
                Fidelity Magellan Fund                         2,326,232          1,843,510
                Fidelity Contrafund                              399,810            127,661
                Fidelity Growth and Income Fund                  624,189            328,455
                Fidelity Overseas Fund                           562,072            369,562
                Fidelity Balanced Fund                           143,087             74,250
                Templeton Foreign Fund                            41,980                 --
                Fidelity Government Money Market Fund          2,450,167          2,119,423
           Quanex Corporation common stock                       291,588            187,886
           Common/commingled trust                               147,525             95,257
                                                              ----------         ----------

                       Total                                   8,255,284          5,981,004
                                                              ----------         ----------

           Employee contributions receivable                     162,502            136,120
           Employer contributions receivable                      12,396             10,191
                                                              ----------         ----------
                       Total                                     174,898            146,311
                                                              ----------         ----------

Net assets available for benefits                             $8,430,182         $6,127,315
                                                              ==========         ==========



                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                          December 31,
                                                                 -----------------------------
                                                                    1996               1995
                                                                 ----------         ----------
Investment income:
           Interest and dividends                                $  672,045         $  298,232
           Net appreciation in fair value of investments            143,494            467,045
                                                                 ----------         ----------
                       Total                                        815,539            765,277
                                                                 ----------         ----------

Contributions:
           Employee                                               1,786,138          1,637,214
           Employer                                                 105,510             98,350
                                                                 ----------         ----------
                       Total                                      1,891,648          1,735,564
                                                                 ----------         ----------

                       Total additions                            2,707,187          2,500,841

Benefit payments                                                    404,320            189,234
                                                                 ----------         ----------

Increase in net assets available
  for benefits                                                    2,302,867          2,311,607

Net assets available for benefits:
           Beginning of year                                      6,127,315          3,815,708
                                                                 ----------         ----------
           End of year                                           $8,430,182         $6,127,315
                                                                 ==========         ==========




                       See notes to financial statements.

                               QUANEX CORPORATION
                 HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995


A.        DESCRIPTION OF THE PLAN

         The following description of the Quanex Corporation Hourly Bargaining Unit Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan, originally named the Quanex Corporation Hourly Employee Savings Plan, became effective January 1, 1989 and is sponsored by Quanex Corporation (the "Company"). The Plan began receiving contributions in April 1989. The Plan is a defined contribution plan which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which hourly employees of certain divisions of the Company are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 15% of their before-tax or after-tax compensation as defined by the Plan agreement. The Plan was amended effective July 1, 1994 to include LaSalle Steel Company hourly employees. All plan provisions apply to the LaSalle Steel Company hourly employees with the addition of an employer matching contribution that does not exceed 5% of the member's considered compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution and an allocation of investment income, which is based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. The Plan has the following investment funds managed by the Trustee:

                  Government Money Market Fund - composed of short-term government obligations.

                  Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                  Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                  Contrafund - invested and reinvested in equities of foreign and domestic companies.

                  Overseas Fund - invested and reinvested in foreign securities.

                  Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                  Templeton Foreign Fund - invested and reinvested in foreign securities.

                  Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                  Common/Commingled Trust - invested and reinvested in investment contracts with insurance companies, banks and other financial institutions.

         (5) Vesting. Participants are immediately vested in their contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $5,632 and $16,875, respectively, due to participants who have withdrawn from participation in the Plan.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses.

         (5)      Payment of Benefits.  Benefit payments are recorded when paid.

C.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at anytime subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

D.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated October 24, 1996. As such, the Plan is a qualified trust under Sections 401 (a) and 401 (k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501 (a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.       RELATED PARTY TRANSACTIONS

         During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                                1996                                                      1995
                                                ----                                                      ----
                               Shares           Cost          Sales Price               Shares            Cost         Sales Price
                               ------           ----          -----------               ------            ----         -----------
           Purchases           3,306           $75,789                                   4,243          $92,529
           Sales               2,351            50,315          $54,568                    347            7,997           $7,457

         During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity mutual fund assets as shown below:

                                                1996                                                      1995
                                                ----                                                      ----
                              Shares            Cost          Sales Price               Shares            Cost         Sales Price
                              ------            ----          -----------               ------            ----         -----------

           Purchases          711,273        $2,842,364                                 879,682        $2,278,180
           Sales              320,094           754,693        $785,068                 270,825           456,173        $484,054

         During the years ended December 31, 1996 and 1995, the Plan purchased and sold shares of Fidelity Common/Commingled Trust as shown below:

                                                1996                                                      1995
                                                ----                                                      ----
                              Shares            Cost          Sales Price               Shares            Cost         Sales Price
                              ------            ----          -----------               ------            ----         -----------
           Purchases          87,559           $87,559                                  82,554          $82,554
           Sales              35,292            35,292          $35,292                  7,387           82,554          $82,554

F.       SUBSEQUENT EVENT

         In April 1997, Quanex Corporation announced the sale of their LaSalle Steel Company subsidiary ("LaSalle") to Niagara Corporation.

G.         SUPPLEMENTAL FUND INFORMATION

           Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                                         1996               1995
                                                                      ----------         ----------
            Employee Contributions:
                        Fidelity Puritan Fund                         $  258,650         $  225,346
                        Fidelity Magellan Fund                           453,847            419,024
                        Fidelity Contrafund                               91,666             44,860
                        Fidelity Growth and Income Fund                  146,079            114,399
                        Fidelity Overseas Fund                           148,714            144,420
                        Fidelity Balanced Fund                            59,839             48,443
                        Fidelity Government Money Market Fund            491,386            508,585
                        Templeton Foreign Fund                             4,812                 --
                        Quanex Corporation common stock                   63,562             62,267
                        Common/commingled trust                           67,583             69,870
                                                                      ----------         ----------
                                                                      $1,786,138         $1,637,214
                                                                      ==========         ==========


                                                                        1996            1995
                                                                      --------         -------
            Employer Contributions:
                        Fidelity Puritan Fund                         $ 15,152         $13,810
                        Fidelity Magellan Fund                          21,803          19,431
                        Fidelity Contrafund                              6,119           4,379
                        Fidelity Growth and Income Fund                 10,918           9,598
                        Fidelity Overseas Fund                          10,289          10,578
                        Fidelity Balanced Fund                           7,296           6,954
                        Fidelity Government Money Market Fund           18,902          18,045
                        Templeton Foreign Fund                             104              --
                        Quanex Corporation common stock                  6,047           6,177
                        Common/commingled trust                          8,880           9,378
                                                                      --------         -------
                                                                      $105,510         $98,350
                                                                      ========         =======

                                                            1996             1995
                                                          --------         --------
Benefit payments:
            Fidelity Puritan Fund                         $ 41,028         $ 26,984
            Fidelity Magellan Fund                         121,150           51,315
            Fidelity Contrafund                              5,210               --
            Fidelity Growth and Income Fund                 14,286            5,381
            Fidelity Overseas Fund                           9,593            2,595
            Fidelity Balanced Fund                           7,915            2,498
            Fidelity Government Money Market Fund          171,595           94,128
            Templeton Foreign Fund                              --               --
            Quanex Corporation common stock                  4,863            3,993
            Common/commingled trust                         28,680            2,340
                                                          --------         --------
                                                          $404,320         $189,234
                                                          ========         ========


                                                            1996              1995
                                                          --------         ---------
Investment income:
            Fidelity Puritan Fund                         $149,359         $ 129,241
            Fidelity Magellan Fund                         243,707           431,859
            Fidelity Contrafund                             51,197            17,439
            Fidelity Growth and Income Fund                 86,323            69,343
            Fidelity Overseas Fund                          58,357            26,530
            Fidelity Balanced Fund                          11,564             6,251
            Fidelity Government Money Market Fund          115,993           105,725
            Templeton Foreign Fund                           3,593                --
            Quanex Corporation common stock                 88,680           (24,578)
            Common/commingled trust                          6,766             3,467
                                                          --------         ---------
                                                          $815,539         $ 765,277
                                                          ========         =========

          ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           EIN: 38-1872178; PN 015

                              QUANEX CORPORATION
                            HOURLY BARGAINING UNIT
                            EMPLOYEES SAVINGS PLAN

                     SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1996



                                                               Shares/                            Current
                                                              Par Value           Cost             Value
                                                              ---------           ----            -------
Mutual Fund Assets - Fidelity Investments:
Government Money Market Fund*                                   2,450,167       $2,450,167        $2,450,167
Balanced Fund*                                                     10,162          133,855           143,087
Puritan Fund*                                                      73,587        1,193,292         1,268,634
Growth and Income Fund*                                            20,312          519,062           624,189
Magellan*                                                          28,844        2,140,420         2,326,232
Contrafund*                                                         9,485          364,846           399,810
Overseas Fund*                                                     18,225          515,693           562,072
Templeton Foreign Fund*                                             4,052           39,972            41,980
                                                                               -----------------------------
        Total Mutual Fund Assets                                                 7,357,307         7,816,171

Quanex Corporation Common Stock*                                   10,656          233,902           291,588
Common/Commingled Trust*                                          147,525          147,525           147,525
                                                                               -----------------------------
     Total investments                                                          $7,738,734        $8,255,284
                                                                                ==========        ==========





*Party-in-Interest

   ITEM 27D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 015


        QUANEX CORPORATION HOURLY BARGAINING UNIT EMPLOYEES SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                              Single Transactions

                                                                                                     Current
                         Total Number of                    Total Number                             Value on         Net
                        Purchases During     Purchase     of Sales During    Selling    Cost of     Transaction      Gain
Description                 Plan Year         Price          Plan Year        Price      Asset         Date         (Loss)
-----------                -----------       -------        -----------      -------    -------       ------        ------
None


                             Series of Transactions

                                                                                                       Current
                                Total Number of              Total Number                              Value on       Net
                               Purchases During  Purchase  of Sales During   Selling     Cost of      Transaction     Gain
Description                       Plan Year       Price       Plan Year       Price       Asset          Date        (Loss)
-----------                      -----------      -------    -----------     -------     -------        ------       ------
*Puritan Fund                         45         $474,444         17         $ 55,974    $ 52,419      $ 55,974      $  3,555

*Magellan Fund                        56          851,371         36          296,052     272,627       296,052        23,425

*Contrafund                           46          305,355         10           60,227      60,772        60,227          (545)

*Government Money Market Fund         61          639,600         48          308,856     308,856       308,856             0

-----------------------
*Party-in-interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                      Quanex Corporation Hourly Bargaining Unit
                                      Employees Savings Plan



Date: June 24, 1997                    /s/ Joseph K. Peery
     ---------------------------      -----------------------------------------
                                       Joseph K. Peery, Benefits Committee

                               INDEX TO EXHIBITS





23.1              Independent Auditor's Consent